 **Digital Video Systems, Inc.**

DVS Announces Nasdaq Review Panel Decision

PALO ALTO, Calif., January 12, 2005 -- Digital Video Systems, Inc., or DVS, (Nasdaq: DVID - News), today announced that it had received a letter from The Nasdaq Stock Market Listing Qualifications Panel stating that the Panel had determined to allow the continued listing of the Company's securities on The Nasdaq SmallCap Market. The Panel's decision relates to the appeal the Company made in response to the delisting notice the Company received on October 8, 2004.

The Panel's letter approving the continued listing also required the Company to confirm the following steps had been or will be taken:

(1)   On or before January 17, 2005, the Company must provide certified copies of resolutions evidencing shareholder approval of warrants issued to directors and consultants and evidencing shareholder approval of a reverse stock split; and

(2)   On or before February 23, 2005, the Company must evidence a closing bid price of at least $1.00 per share and, immediately thereafter, a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days.

The Company is in the process of providing the requested certified copies of resolutions evidencing shareholder approval of warrants issued to directors and consultants and evidencing shareholder approval of a reverse stock split to The Nasdaq Stock Market.

In connection with the Panel's determination, the Nasdaq Listing and Hearing Review Council (the "Listing Council") may, on its own motion, determine to review any Panel decision within 45 calendar days after January 6, 2005. If the Listing Council determines to review this decision, it may affirm, modify, reverse, dismiss, or remand the decision to the Panel.

Tom Spanier, Chairman and CEO, stated, "We are pleased with the Panel's decision and that we are on the road toward maintaining our listing status."

About Digital Video Systems, Inc.

Established in 1992, DVS is a publicly held company specializing in the development and application of digital video technologies enabling the convergence of data, digital audio, digital video and high-end graphics. DVS is headquartered in Palo Alto, California, with subsidiaries and manufacturing facilities in South Korea and China and a subsidiary in India. Additional information may be obtained at www.dvsystems.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements made in this release that are not historical facts contain forward-looking information that involves risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding the Company's being on the road to maintaining its listing status, subject to satisfaction of the Panel's two conditions. Important factors that may cause actual results to differ include, but are not limited to, the Company's inability to satisfy the Nasdaq Panel's conditions to continued listing and the possibility that the Nasdaq Listing Council could review and modify, reverse, dismiss or remand the Panel's decision to the Panel. Digital Video Systems, Inc. assumes no obligation to update these forward-looking statements, and does not intend to do so.

For further information please contact Larissa Licea, Digital Video Systems, Inc., +1-650-322-8108 ext. 106; or Sean Collins of CCG, +1-818-789-0100, for Digital Video Systems, Inc.